SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)*

                         Gilat Communications Ltd.
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                              (Name of Issuer)

                    Ordinary Shares, NIS 0.01 par value
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                       (Title of Class of Securities)

                                 M50876107
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               June 30, 2000
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. M50876107

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Shamrock Holdings of California, Inc. - 95-3928494

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)                                  (a)  [ ]
                                                        (b)  [ ]

    Not Applicable

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,186,956 Ordinary Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,186,956 Ordinary Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,186,956 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.2%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          The securities to which this statement relates are Ordinary Shares of NIS 0.01 nominal value each ("Ordinary Shares"), of Gilat Communications Ltd., an Israeli corporation (the "Company"). The principal executive offices of the Company are located at 21/D Yaga Kapaim Street, Petach-Tikva, Israel.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a)-(c), (f). The Reporting Person is Shamrock Holdings of California, Inc., a California corporation ("SHOC"). All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Delaware corporation ("SHI"). The principal executive offices of SHOC and SHI are located at 4444 Lakeside Drive, Burbank, California 91505. SHOC and SHI, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States, Israel, Europe, Australia and New Zealand. Roy E. Disney and his wife, Patricia A. Disney, own approximately 4.5% of the common stock of SHI. Roy Patrick Disney, Susan Disney Loughman, Abigail Edna Disney and Timothy J. Disney (the "Disney Children") own an aggregate of approximately 45.4% of the common stock of SHI. In addition, Roy E. Disney is the sole trustee of four trusts established for the benefit of the respective Disney Children which hold an aggregate of approximately 50% of SHI common stock.

          The business address of each of the persons listed below is 4444 Lakeside Drive, Burbank, California 91505. The names and principal occupations or employments of the directors, executive officers and controlling persons of SHOC and SHI are as follows:

                                        Principal Occupation
Name                  Position          or Employment
----                  --------          -------------

Roy E. Disney         Chairman of       Chairman of the Board of Directors of
                      the Board of      SHI and SHOC;  Vice Chairman of the
                      Directors         Board of Directors of the Walt
                                        Disney Company (an international
                                        company engaged in family
                                        entertainment, with its principal
                                        executive offices located at 500
                                        South Buena Vista Drive, Burbank,
                                        California 91521); Chairman of the
                                        Board of Directors of Shamrock
                                        Capital Advisors, Inc., a Delaware
                                        corporation ("SCA") (a closely-held
                                        corporation which provides
                                        management and consulting services,
                                        principally to SHOC and investment
                                        partnerships organized by SHOC
                                        (including businesses in which such
                                        partnerships invest). The principal
                                        executive office of SCA  is 4444
                                        Lakeside Drive, Burbank, CA 91505

Patricia A. Disney    Vice Chairman     Vice Chairman of the Board of
                      of the Board      Directors of SHI, SHOC and SCA
                      of Directors

Stanley P. Gold       Director and      Director and President of SHI and SHOC.
                      President         Director, President, Treasurer and
                                        Managing Director of SCA; Director of
                                        The Walt Disney Company

Robert G. Moskowitz   Executive Vice    Executive Vice President and Secretary
                      President and     of SHI and SHOC; Managing Director and
                      Secretary         Secretary of SCA

Gregory Martin        Treasurer and     Vice President, Chief Financial Officer
                      Assistant         and Treasurer of SHOC; Treasurer and
                      Secretary of      Assistant Secretary of SHI
                      SHI; Vice
                      President,
                      Chief Financial
                      Officer and
                      Treasurer of
                      SHOC

Eugene I. Krieger     Vice Chairman     Vice Chairman of the Board of
                      of the Board      Directors of SHI
                      of Directors

          All of the persons listed above are citizens and residents of the United States.

(d)-(e) During the last five years, neither SHOC nor SHI nor, to SHOC's best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The total amount of funds used by SHOC to purchase the Convertible Notes (as defined below in Item 4) on June 30, 2000, was $25 million. The total amount of funds used by SHOC to purchase the 100,000 Ordinary Shares it directly owns was $1,833,050 (including brokerage commissions). All of such funds were derived from SHOC's working capital and from margin borrowings from SHOC's trading account at Solomon Smith Barney Inc. None of the Ordinary Shares were pledged as security for the margin borrowings. A copy of the Margin Account Agreement between SHOC and Solomon Smith Barney Inc. is attached hereto as Exhibit 4 and incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On June 30, 2000, SHOC entered into a Convertible Note Purchase Agreement (the "Note Purchase Agreement") with the Company providing for the purchase by SHOC from the Company of $25 million of 7% Convertible Notes due June 30, 2004 (the "Convertible Notes"), which notes are convertible into Ordinary Shares of the Company, NIS 0.01 nominal value (the "Conversion Shares"), at a per share conversion price of $23 (subject to adjustment as set forth in the Convertible Notes).

          Pursuant to the terms of the Note Purchase Agreement, as long as
(i) 35% or more of the aggregate principal of the Convertible Notes remain outstanding and SHOC, its affiliates and permitted transferees hold at least 50% of the aggregate principal amount of the Convertible Notes, or
(ii) SHOC, its affiliates and permitted transferees beneficially own at least 35% of the Conversion Shares, the Company has agreed to recommend to its shareholders, prior to any general meeting of shareholders at which directors may be proposed to be elected, to elect a representative of SHOC to the Company's Board of Directors. SHOC intends to nominate Michael Geiger, an employee of a consulting firm retained by SHOC, for election to the Company's Board of Directors as SHOC's representative. In connection with the election of a representative of SHOC to the Company's Board of Directors, the Company has also agreed to recommend increasing the size of its Board of Directors from 8 to 10 members at the next Company shareholders' meeting. In addition, if both of the tests in clauses (i) and
(ii) of the first sentence of this paragraph are not met, SHOC will have a right to have a non-voting observer attend the meetings of the Company's Board of Directors.

          The Convertible Notes provide that any interest on the Convertible Notes shall be paid either, at the discretion of the Board of Directors of the Company, (i) in cash or (ii) on or prior to June 30, 2002, by issuing additional Convertible Notes, subject to certain limitations provided in the Convertible Notes.

          The Company shall not have any right to redeem any Notes prior to December 31, 2000. On and after such date, the Company shall have the right to redeem all, but not less than all, of the Notes, at any time and from time to time, at a redemption price in cash equal to 100% of the principal thereof plus all accrued and unpaid interest thereon to the date of redemption; provided, however, that the Company shall have no such right of redemption unless (i) no Event of Default or Default (each as defined in the Convertible Notes) shall have occurred and be continuing and (ii) the Current Market Price (as defined in the Convertible Notes) is equal to at least 175% of the conversion price of the Convertible Notes for the thirty consecutive trading day period ending on the trading day immediately prior to the date the notice of redemption is sent to SHOC.

          SHOC shall be entitled, at its option, to require the Company to redeem its Convertible Notes (a "Change in Control Put") at 105% of their principal plus all accrued but unpaid interest if any person or group (within the meaning of Rules 13d-3 and 13d-5 under the Act) acquires beneficial ownership (as determined pursuant to Rule 13d-3 of the Act) of more than 35% of the outstanding Ordinary Shares of the Company, whether through new issuances, open market purchases, tender offer or otherwise.

          As long as 35% or more in aggregate principal of the Convertible Notes remain outstanding and SHOC and its affiliates and permitted transferees own at least a majority in aggregate principal of the then outstanding Convertible Notes, SHOC may elect to require the Company upon completion of a merger, consolidation or a sale of assets representing 35% or more of the Company's assets to redeem the Convertible Notes: (i) in the case of a merger or consolidation to which the Change in Control Put is not applicable and as to which the per share consideration to be received by holders of Ordinary Shares does not equal or exceed the conversion price of the Convertible Notes, to purchase all of the Convertible Notes at the principal thereof plus all accrued but unpaid interest; and (ii) in the case of an asset sale, to purchase that portion of the principal of the Convertible Notes, plus all accrued but unpaid interest, in an amount not to exceed 50% of the proceeds (net of related out-of-pocket transaction expenses) received by or on behalf of the Company from such asset sale.

          The Convertible Notes place several restrictions on the Company, including: (i) a prohibition on the incurrence of indebtedness for borrowed money ranking senior or pari passu to the Convertible Notes (subject to certain exceptions set forth in the Convertible Notes); (ii) a prohibition on the adoption of any plan of liquidation contemplating the disposition of all or substantially all the assets of the Company unless provision is made for the satisfaction of all obligations under the Convertible Notes; (iii) a prohibition on the redemption or repurchase of any shares of the Company's capital stock; (iv) a prohibition on any transactions involving commodity options, futures contracts or similar transactions, except for hedging transactions carried out in the ordinary course of business consistent with past practice; and (v) a prohibition on entering into any contract or amending any existing contract or the charter documents of the Company if such new contract or such amendment would prevent the Company from honoring its obligations under the Note Purchase Agreement, the Convertible Notes or the Registration Rights Agreement (as defined in Item 6 below).

          Additionally, the Convertible Notes place several restrictions on the Company which are applicable for so long as 35% or more in aggregate principal of the Convertible Notes remain outstanding and SHOC and its affiliates and permitted transferees own at least a majority in aggregate principal of the then outstanding Convertible Notes, including: (i) a limitation on the incurrence of indebtedness for borrowed money (excluding the Convertible Notes) in excess of $60 million (subject to certain exceptions set forth in the Convertible Notes); (ii) a prohibition on the payment of dividends on any shares of the Company's capital stock; (iii) a prohibition on engaging in any business if, as a result, the general nature of the Company's business would be substantially changed from the e-learning and training services or VSAT satellite business in which the Company is engaged on June 30, 2000; and (iv) a prohibition on transactions with related parties involving $100,000 or more individually in one year or $500,000 or more in the aggregate in any one year (subject to certain exceptions set forth in the Convertible Notes).

          The foregoing description of portions of the Note Purchase Agreement and the Convertible Notes is not intended to be complete and is qualified in its entirety by the complete text of the Note Purchase Agreement and the Convertible Notes, which are incorporated herein by reference. Copies of the Note Purchase Agreement and the form of Convertible Note are being filed herewith as Exhibits 1 and 3, respectively.

          SHOC acquired the Convertible Notes and Ordinary Shares for investment purposes. SHOC currently intends to transfer approximately $12.5 million in principal amount of the Convertible Notes owned by it, which Convertible Notes are convertible into 543,478 Ordinary Shares as of the date hereof, to an investment vehicle to be formed by an unaffiliated foreign private entity. The transfer is contingent upon the resolution of certain Israeli tax issues.

          Notwithstanding the foregoing, SHOC may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to SHOC, and other factors that SHOC may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

          Except as stated in this response to Item 4, SHOC has no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form of
Schedule 13D promulgated under the Act.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

(a), (b) SHOC has entered into the Note Purchase Agreement for the purchase of $25 million in Convertible Notes, convertible into 1,086,956 Ordinary Shares, constituting approximately 8.4% of the issued and outstanding Ordinary Shares; provided, however, that the conversion ratio of the Convertible Notes is subject to adjustment under certain circumstances set forth in the Convertible Notes. Upon conversion of the Convertible Notes into Ordinary Shares, SHOC will have beneficial ownership of such Ordinary Shares, with sole power to vote or direct the vote and sole power to dispose or direct the vote and sole power to dispose or direct the disposition of such Ordinary Shares.

          In addition, during the last 60 days, SHOC acquired 100,000 Ordinary Shares on such dates and at such per share prices as indicated on the Schedule of Transactions attached hereto as Exhibit 5 and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market. SHOC possesses sole voting and dispositive power over such Ordinary Shares. Such 100,000 Ordinary Shares, when combined with the 1,086,956 Ordinary Shares underlying the Convertible Notes, constitute approximately 9.2% of the issued and outstanding Ordinary Shares of the Company.

          Finally, each of the controlling persons of SHOC and SHI may be deemed to beneficially own the Convertible Notes (and the underlying Ordinary Shares) and the Ordinary Shares held by SHOC, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

          The percentages set forth in this response to Items 5(a) and 5(b) assume that 11,792,238 Ordinary Shares were outstanding on June 30, 2000, as represented by the Company on such date and also include the 1,086,956 Ordinary Shares issuable upon conversion of the Convertible Notes.

(c) Except as set forth above, neither SHOC nor, to the knowledge of SHOC, any person identified in response to Item 2, beneficially owns any Ordinary Shares or has effected any transactions in Ordinary Shares during the preceding 60 days.

(d) SHOC has no knowledge of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Convertible Notes.

(e)       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

          SHOC has no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company, other than as follows:

          SHOC purchased $25 million of Convertible Notes on June 30, 2000, pursuant to the Note Purchase Agreement, in a transaction exempt from registration under the Securities Act of 1933, as amended. Certain provisions of the Note Purchase Agreement and the Convertible Notes are described above in Item 4. In addition, the Note Purchase Agreement contains customary representations and warranties.

          On June 30, 2000, SHOC entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company, pursuant to which the Company granted SHOC certain registration rights with respect to the Conversion Shares. Pursuant to the Registration Rights Agreement, at any time after September 29, 2000, the beneficial owners (as determined pursuant to Rule 13d-3 of the Act) of 30% or more of the Conversion Shares (the "Initiating Holders") may request that the Company use its best efforts to effect the registration of the Conversion Shares pursuant to the Securities Act of 1933, as amended, provided that the aggregate price to the public (net of any underwriters' discounts or commissions) is at least $2,500,000. The Initiating Holders are entitled to require the Company to effect up to one registration, subject to certain limitations set forth in the Registration Rights Agreement. The Registration Rights Agreement also provides SHOC with certain tag-along registration rights upon certain public offerings by the Company. The Company will pay certain expenses of the holders of the Conversion Shares in connection with such registrations as provided in the Registration Rights Agreement.

          Additionally, SHOC has agreed not to sell any Conversion Shares held by SHOC for up to 45 days following the effective date of the registration statement for certain firm commitment underwritten offerings by the Company of Ordinary Shares in the United States if required by the lead underwriter, subject to certain limitations set forth in the Registration Rights Agreement.

          The foregoing description of portions of the Note Purchase Agreement, the Registration Rights Agreement and the Convertible Notes is not intended to be complete and is qualified in is entirety by the complete text of the Note Purchase Agreement, the Registration Rights Agreement and the Convertible Notes, which are incorporated herein by reference. Copies of the Note Purchase Agreement, the Registration Rights Agreement and the form of Convertible Note are being filed herewith as Exhibits 1, 2 and 3, respectively.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

                    DOCUMENT
                    --------

     Exhibit 1   --   Convertible Note Purchase Agreement between SHOC and
                      the Company, dated as of June 30, 2000

     Exhibit 2   --   Registration Rights Agreement between SHOC and the
                      Company, dated as of June 30, 2000

     Exhibit 3   --   Form of 7% Convertible Note

     Exhibit 4   --   Margin Account Agreement between Shamrock Holdings of
                      California, Inc. and Solomon Smith Barney Inc.

     Exhibit 5   --   Schedule of Transactions

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2000

                                    SHAMROCK HOLDINGS OF CALIFORNIA, INC.

                                    By:/s/ Robert G. Moskowitz
                                       --------------------------------------
                                       Robert G. Moskowitz
                                       Executive Vice President and Secretary

EXHIBIT INDEX

                    DOCUMENT
                    --------

     Exhibit 1   --   Convertible Note Purchase Agreement between SHOC and
                      the Company, dated as of June 30, 2000

     Exhibit 2   --   Registration Rights Agreement between SHOC and the
                      Company, dated as of June 30, 2000

     Exhibit 3   --   Form of 7% Convertible Note

     Exhibit 4   --   Margin Account Agreement between Shamrock Holdings of
                      California, Inc. and Solomon Smith Barney Inc.

     Exhibit 5   --   Schedule of Transactions